ONE HORIZON GROUP

34 South Molton Street

London W1K 5RG, United Kingdom

November 6, 2017

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Paul Fischer, Esq.

Re:	One Horizon Group, Inc. Registration Statement on Form S-3 File No. 333- 221300

Ladies and Gentlemen:

We hereby withdraw our earlier request dated the date hereof requesting acceleration of the effective date of the Registration Statement of One Horizon Group, Inc. on Form S-3 (Registration No. 333-221300) to November 10, 2017, since the offices of the Securities and Exchange Commission will be closed on that date in observance of Veteran’s Day.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, One Horizon Group, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as may be necessary and proper in order that the Company’s Registration Statement on Form S-3 (Registration No. 333-221300) (the "Registration Statement"), be declared effective at 10:00 a.m. (Washington D.C. time), on November 9, 2017, or as soon thereafter as practicable.

Please call Vincent J. McGill at (212) 561-3604 or Mark Orenstein at (212) 561-3638 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,
/s/ Martin Ward Martin Ward Chief Financial Officer